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                               June 7, 2021

       Mohsin Meghji
       Executive Chairman of the Board of Directors
       M3-Brigade Acquisition III Corp.
       1700 Broadway, 19th Floor
       New York, NY 10019

                                                        Re: M3-Brigade
Acquisition III Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed May 11, 2021
                                                            File No. 333-256017

       Dear Mr. Meghji:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed on May 11, 2021

       Risk Factors
       We are not registering the shares of Class A common stock issuable upon exercise of the warrants under the Securities Act, page 54

   1. You state that "We are not registering the shares of Class A common stock issuable upon exercise of the
warrants under the Securities Act or any state securities laws at this time."
                                                        However, your
registration statement fee table indicates that you are registering these shares. Please revise
to reconcile your disclosures. See Securities Act CDI 103.04.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Mohsin Meghji
M3-Brigade Acquisition III Corp.
June 7, 2021
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Steve Lo, Staff Accountant, at 202-551-3394 or Craig Arakawa,
Accounting Branch Chief, at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy Collins, Staff Attorney, at 202-
551-3176 or, in his absence, to Timothy S. Levenberg, Special Counsel, at 202-551-3707 with any other questions.



                                                            Sincerely,
FirstName LastNameMohsin Meghji
                                                            Division of
Corporation Finance
Comapany NameM3-Brigade Acquisition III Corp.
                                                            Office of Energy &
Transportation
June 7, 2021 Page 2
cc:       David Curtiss, Esq., of Paul, Weiss et al.
FirstName LastName